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KENNETH E. YOUNG kenneth.young@dechert.com +1 215 994 2988 Direct +1 215 655 2988 Fax

January 23, 2018

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Marianne Dobelbower

Re:	Corporate Capital Trust, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 814-00827

Dear Ms. Dobelbower:

On behalf of Corporate Capital Trust, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) to the Company on December 22, 2017 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00827) filed with the Commission on December 11, 2017 (the “Preliminary Proxy Statement”). This response letter, together with the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on the date hereof (the “Definitive Proxy Statement”), sets forth the Company’s responses to the Staff’s comments, as well as certain additional and revised disclosure.

For your convenience, the Staff’s comments are numbered and presented below in bold, italicized text, and each comment is followed by the Company’s response. Unless otherwise indicated, page numbers refer to the page numbers in the Definitive Proxy Statement. Capitalized terms used but not defined herein shall have the meanings set forth in the Preliminary Proxy Statement.

January 23, 2018 Page 2

I.

LETTER TO STOCKHOLDERS

1.

In the Letter to Stockholders and the Notice of Special Meeting of Stockholders and throughout the proxy statement, please clarify (i) that the Investment Co-Advisory Agreements are ultimately intended to be replaced by the Joint Advisor Investment Advisory Agreement and will terminate upon the effectiveness of the Joint Advisor Investment Advisory Agreement, and (ii) why the Company’s stockholders are being asked to approve both of the proposals.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Letter to Stockholders and the Notice of Special Meeting of Stockholders and on pages 1, 3 and 12–13 of the Definitive Proxy Statement.

II.

INFORMATION ABOUT THE SPECIAL MEETING AND THE VOTE

Consequences of Approval

2.

Please clarify that the investment advisory agreements to be entered into pursuant to the Investment Co-Advisory Agreements Proposal, on the one hand, and the Joint Advisor Investment Advisory Agreement Proposal, on the other hand, will not be in effect at the same time and that, if approved by the Company’s stockholders, the Investment Co-Advisory Agreements will remain in effect only until the Joint Advisor Investment Advisory Agreement, if approved, becomes effective. Please revise this section to discuss the two proposals separately.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 12–13 of the Definitive Proxy Statement.

3.

Please clarify whether the effectiveness of the Investment Co-Advisory Agreements is contingent upon the approvals identified in the definition of “Closing Date.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Definitive Proxy Statement.

4.

Please disclose how the Company intends to inform stockholders of the results of each of the votes by stockholders of other BDCs required for the approvals identified in the definition of “Closing Date.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Definitive Proxy Statement.

5.

Please enumerate the conditions that must be satisfied in order for the Investment Co-Advisory Agreements and the Joint Advisor Investment Advisory Agreement to become effective (other than approval by the Company’s stockholders). This comment also applies to “Proposals—Proposal No. 1 – Approval of the Investment Co-Advisory Agreements—Background.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 13 of the Definitive Proxy Statement.

6.

Please disclose what will happen if the Company’s stockholders do not approve one or both of the Investment Co-Advisory Agreements Proposal and the Joint Advisor Investment Advisory Agreement Proposal. Please also clarify what will happen if stockholders of one of the related BDCs do not approve one of the proposed agreements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 13, 21 and 27 of the Definitive Proxy Statement.

January 23, 2018 Page 3

7.

Please briefly summarize what alternatives the Board will consider and evaluate if neither the Investment Co-Advisory Agreements Proposal nor the Joint Advisor Investment Advisory Agreement Proposal is approved by the Company’s stockholders. This comment also applies to “Proposals—Proposal No. 1 – Approval of the Investment Co-Advisory Agreements—Board Consideration” and “Proposals—Proposal No. 2 – Approval of the Joint Advisor Investment Advisory Agreement—Board Consideration.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 13, 21 and 27 of the Definitive Proxy Statement.

Management Fee and Incentive Fee Under the Agreements

8.

Please review the disclosure to clarify further how the incremental advisory fee enhancements included in the Investment Co-Advisory Agreements and the Joint Advisory Investment Advisory Agreement will benefit the Company’s stockholders. This comment also applies to “Proposals—Proposal No. 1 – Approval of the Investment Co-Advisory Agreements—Terms of the KKR Investment Co-Advisory Agreement,” “Proposals—Proposal No. 1 – Approval of the Investment Co-Advisory Agreements—Terms of the FS Adviser Investment Co-Advisory Agreement” and “Proposals—Proposal No. 2 – Approval of the Joint Advisor Investment Advisory Agreement—Terms of the Joint Advisor Investment Advisory Agreement.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 17 of the Definitive Proxy Statement.

III.

PROPOSALS

Proposal No. 1 – Approval of Investment Co-Advisory Agreements

Background

9.

Please clarify that the Company’s stockholders are not being asked to vote on the Exemptive Relief that KKR Credit is seeking and that the Exemptive Relief is related to the proposed investment advisory arrangements between KKR Credit and affiliates of FS Investments and an integral part of the proposed transaction.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Letter to Stockholders and the Notice of Special Meeting of Stockholders and on pages 2 and 12 of the Definitive Proxy Statement.

10.

Please consider reversing the order of the fifth and sixth paragraphs of the “Background” section so that the discussion of the Investment Co-Advisory Agreements Proposal precedes the discussion of the Joint Advisor Investment Advisory Agreement Proposal.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2–3 and 12 of the Definitive Proxy Statement.

January 23, 2018 Page 4

Terms of the KKR Investment Co-Advisory Agreement

11.

Please clarify whether the calculation of the subordinated incentive fee under the KKR Investment Co-Advisory Agreement is different from (or substantially similar to) the Current Investment Advisory Agreement. If different, please identify the elements of the subordinated incentive fee that are different. This comment also applies to the analogous disclosure under “—Terms of the FS Adviser Investment Co-Advisory Agreement” and “Proposals—Proposal No. 2 – Approval of the Joint Advisor Investment Advisory Agreement—Terms of the Joint Advisor Investment Advisory Agreement.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 17, 19 and 25 of the Definitive Proxy Statement.

Factors Considered by the Board

12.

Please disclose any negative factors that the Board considered during its deliberations. This comment also applies to “Proposals—Proposal No. 2 – Approval of the Joint Advisor Investment Advisory Agreement—Factors Considered by the Board.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 22–23 and 29 of the Definitive Proxy Statement.

IV.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR SPECIAL MEETING OF STOCKHOLDERS

13.

Please format in boldface type the second and third sentences of the second paragraph of the notice in accordance with Rule 14a-4(b)(i) under the Exchange Act.

Response:

In response to the Staff’s comment, the Company has formatted in boldface type the second and third sentences of the second paragraph of the notice.

V.

GENERAL

14.

Please include in the proxy statement all of the information required by Item 1(c) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has added a new section titled “Submission of Stockholder Proposals” on page 10 of the Definitive Proxy Statement.

15.

Please include in the proxy statement all of the information required by Item 22(c) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on page 14 of the Definitive Proxy Statement and confirms that the remaining information required by Item 22(c) of Schedule 14A is included in the Definitive Proxy Statement.

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2988.

Sincerely,

/s/ Kenneth E. Young
Kenneth E. Young

cc:

Philip Davidson

William J. Bielefeld